EURO TUNNEL

Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

05 September 2003

Dear Sirs,

82-3000 82-2999

RE : Eurotunnel PLC (~~82-2999~~)/Eurotunnel SA (~~82-3000~~) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Eurotunnel's interim accounts for 2003.

Yours faithfully,

D Leonard
Secretary

dlw 9/23

Balance Sheet (£000)	**30 June 2003**	30 June 2002	31 December 2002
ASSETS			
Tangible fixed assets			
Concession fixed assets	**8,785,187**	8,921,366	8,829,951
Other fixed assets	**2,101**	3,100	3,031
Total tangible fixed assets	**8,787,288**	8,924,466	8,832,982
Financial fixed assets			
Shares	**107**	100	100
Others	**15,742**	97	15,448
Total fixed assets	**8,803,137**	8,924,663	8,848,530
Stocks	**16,296**	13,492	13,853
Trade debtors	**51,561**	55,701	47,517
Other debtors	**15,387**	53,486	12,854
Other financial debtors	**611,611**	150,997	630,426
Investments and liquid funds	**202,195**	161,126	241,528
Total current assets	**897,050**	434,802	946,178
Prepaid expenses	**54,435**	46,093	43,080
Total assets	**9,754,622**	9,405,558	9,837,788
SHAREHOLDERS' FUNDS AND LIABILITIES			
Issued share capital	**264,160**	234,251	264,160
Share premium account	**2,126,708**	1,773,486	2,126,706
Other reserve	**3,483**	3,483	3,483
Profit and loss account reserve	**(300,872)**	(603,359)	(603,359)
(Loss)/profit for the period	**(17,075)**	(93,981)	302,487
Exchange adjustment reserve	**130,983**	324,147	325,848
Total shareholders' funds	**2,207,387**	1,638,027	2,419,325
Provisions	**94,452**	77,618	86,393
Loan notes	**1,126,872**	1,474,157	1,091,628
Loans	**5,365,336**	5,707,966	5,273,400
Accrued interest	**131,290**	145,052	127,637
Overdrafts	**1**	77	8
Other financial creditors	**611,611**	150,997	630,426
Other creditors	**184,537**	179,523	184,768
Total creditors	**7,419,647**	7,657,772	7,307,867
Deferred income	**33,136**	32,141	24,203
Total shareholders' funds and liabilities	**9,754,622**	9,405,558	9,837,788
Exchange rate €/£	1.443	1.539	1.537

Profit and loss account (£000)	**6 months to 30 June 2003**	6 months to 30 June 2002	Year to 31 December 2002
Turnover			
Turnover and other operating income	**272,064**	278,814	570,198
Other income	**7,640**	6,896	10,948
Total turnover	**279,704**	285,710	581,146
Operating expenditure			
Materials and services (net)	**76,943**	73,910	144,433
Staff costs	**52,230**	49,939	102,030
Depreciation	**58,929**	58,670	119,149
Provisions	**10,907**	11,254	20,679
Other operating charges	**351**	434	680
Total operating expenditure	**199,360**	194,207	386,971
Operating profit	**80,344**	91,503	194,175
Financial income			
Interest receivable and similar income	**25,465**	5,970	17,420
Profit on disposal of investments	**265**	194	593
Exchange differences	**906**	296	4,529
Total financial income	**26,636**	6,460	22,542
Financial charges			
Interest payable and similar charges	**184,837**	174,016	316,991
Exchange differences	**1,761**	23,678	25,499
Total financial charges	**186,598**	197,694	342,490
Financial result	**(159,962)**	(191,234)	(319,948)
Exceptional result	**62,566**	5,778	428,289
Taxation	**23**	28	29
Result			
(Loss)/profit for the period	**(17,075)**	(93,981)	302,487
Loss per Unit	(0.7p)	(4.5p)	13.6p
Fully diluted loss per Unit	(0.2p)	(3.1p)	13.1p
Exchange rate €/£ for the period	1.446	1.582	1.573

Cash flow statement (£000)	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002
Profit before depreciation, provisions, interest and tax	**150,180**	161,427	334,003
Exchange adjustment *	**145**	2,065	3,442
Increase in stocks	**(2,241)**	(351)	(708)
(Increase)/decrease in debtors	**(13,139)**	(9,621)	5,202
Increase in creditors	**2,575**	17,651	6,120
Net cash inflow from operating activities	**137,520**	171,171	348,059
Taxation	**(23)**	(29)	(29)
Returns on investments and servicing of finance	**(134,350)**	(116,437)	(245,567)
Capital expenditure	**(16,226)**	(20,271)	(41,118)
Other non-operating cash flows	**2,716**	2,665	8,641
Cash (outflow)/inflow before financing	**(10,363)**	37,099	69,986
Financing	**(34,006)**	(35,991)	11,340
(Decrease)/increase in cash in the period	**(44,369)**	1,108	81,326
Exchange rate €/£	1.443	1.539	1.537

* The adjustment relates to the restatement of the elements of the Profit and Loss Account at the exchange rate ruling at the period end.

Notes

1. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. These interim accounts do not constitute statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.

2. The accounts have been prepared in accordance with the accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for the interim accounts are identical to those used for the Group's full accounts for the year ended 31 December 2002.

3. Earnings / (loss) per Unit

(pence)	6 months to 30 June 2003	6 months to 30 June 2002	Year to 31 December 2002
Basic	(0.7)	(4.5)	13.6
Pre-exceptional result	(3.4)	(4.8)	(5.7)
Fully diluted	(0.2)	(3.1)	13.1

The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,362,552,054 (2002: 2,084,247,624) and the loss for the period of £17,075,000 (2002: loss of £93,981,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £79,641,000 (2002: £99,759,000) before crediting the exceptional profit of £62,566,000 in the period (2002: £5,778,000).

The fully diluted loss per Unit is calculated using the fully diluted number of Units (not including Stabilisation Advances) of 2,560,026,652 (2002: 2,545,417,366) and the adjusted loss for the period of £5,494,000 (2002: loss of £80,031,985).

4. *Share capital and share premium account*

(£000)	EPLC	ESA	Total
Share capital (Units)			
At 1 January 2003			
2,362,551,164 shares of £0.01 each	23,625	-	**23,625**
2,362,551,164 shares of €0.15 each	-	240,535	**240,535**
	23,625	240,535	**264,160**
Issued during the period:			
1,770 shares of £0.01 each	0	-	**0**
1,770 shares of €0.15 each	-	0	**0**
	0	0	**0**
At 30 June 2003			
2,362,552,934 shares of £0.01 each	23,625	-	**23,625**
2,362,552,934 shares of €0.15 each	-	240,535	**240,535**
At 30 June 2003	23,625	240,535	**264,160**
Share premium account			
At 1 January 2003	1,107,570	1,019,136	**2,126,706**
Premium on shares issued during the period	1	1	**2**
At 30 June 2003	1,107,571	1,019,137	**2,126,708**

Following the exercise of 5,215 2003 Warrants, there are 1,770 new Units in issue.

On 21 March 2003, 18,069,549 share options were granted to 485 beneficiaries at £0.26 or €0.39. In addition, 462 beneficiaries received 13,551,163 options at £0.21 under the UK ShareSave scheme.

5. Movement on reserves

(£000)	Other reserve *	Profit and Loss Account	Exchange adjustment reserve
At 1 January 2003	3,483	(300,872)	325,848
Loss for the period	-	(17,075)	-
Translation adjustments	-	-	(194,865)
At 30 June 2003	3,483	**(317,947)**	**130,983**

* This non distributable reserve is the consequence of the conversion of ESA's share capital into euros in 2001.

6. Loan notes, loans and overdrafts

(£000)	31 December 2002 as reported	31 December 2002 restated *	Repurchase of debt	Settlement of interest **	**30 June 2003 as reported**	30 June 2002 as reported
Equity Notes	252,362	260,530			**260,530**	635,499
Participating Loan Notes	839,198	866,273			**866,273**	838,658
Stabilisation Notes	68	71	(2)		**69**	0
Total Loan Notes Principal	1,091,628	1,126,874	(2)	0	**1,126,872**	1,474,157
EDL, Senior and 4th Tranche Debt	359,848	370,928			**370,928**	359,627
Tier 1A Debt	740,000	740,000			**740,000**	
Junior Debt	3,126,941	3,238,290	(3,079)		**3,235,211**	3,470,711
Resettable Advances	550,741	571,427	(45,731)		**525,696**	1,154,080
Unpaid interest						
Stabilisation Advances	344,235	354,910	(32,732)	17,221	**339,399**	574,294
Deferred Interest	151,635	156,543	(8,302)	5,861	**154,102**	149,254
Total loans	5,273,400	5,432,098	(89,844)	23,082	**5,365,336**	5,707,966
Accrued interest						
Loan Notes	6,288	6,492		4,267	**10,759**	17,868
Loans	121,349	124,405		(3,874)	**120,531**	127,184
Total accrued interest	127,637	130,897	0	393	**131,290**	145,052
Overdrafts	8	8		(7)	**1**	77
Total	6,492,673	6,689,877	(89,846)	23,468	**6,623,499**	7,327,252

* *The debt at 31 December 2002 has been recalculated at the exchange rate of 30 June 2003 in order to facilitate comparison.*

** Interest includes accrued interest during the period less interest paid in cash or settled using the Stabilisation Facility.

In January 2003, £8.2 million plus €13.0 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Equity Notes at 27 January 2003 (£2.9 million plus €4.3 million) was added to the Deferred Interest Account.

In July 2003, £6.7 million plus €12.8 million of Stabilisation Advances were created in respect of interest due on Resettable Advances which could not be paid from free cash flow. All interest due on the Equity Notes at 25 July 2003 (£2.8 million plus €4.2 million) was added to the Deferred Interest Account.

7. Other financial debtors and creditors

During the period Eurotunnel has purchased a further UK leasing company. Eurotunnel now owns seven leasing companies in the UK, which had a total outstanding debt at 30 June 2003 of £612 million. This debt is fully secured on lease receivables due to the companies. Through these transactions Eurotunnel has been able to obtain immediate value for a proportion of its current year tax losses by surrendering such losses by way of group relief to the leasing companies. These borrowings are secured on the lease receivables due to these companies with no recourse to any other company within the Eurotunnel Group. Included in interest receivable for the 6 months to 30 June 2003 is an amount of £23 million (2002: £4 million) representing the interest receivable by these companies, which is offset by an equivalent amount in interest payable.

8. Exceptional profit

An exceptional profit of £63 million was earned in the first half of 2003, relating principally to profit generated by the repurchase of debt at a discount to its face value, and to the purchase of an additional UK leasing company.

9. The Eurotunnel Group accounts comply with French generally accepted accounting principles ("GAAP") which differ in certain aspects from UK GAAP. The significant differences, which affect the profit before taxation and shareholders' funds and are described in detail in note 23 of the Group's full accounts for the year ended 31 December 2002, arise in the treatment of the consolidation of quasi-subsidiaries and of equity issue costs. Had the accounts been prepared under UK GAAP, the loss before tax would have increased by £1 million and shareholders' funds at 30 June 2003 would have increased by £79 million.

Auditors' and *Commissaires aux Comptes' Report*

In accordance with French reporting regulations, the *Commissaires aux Comptes* and the Auditors are required to make a report in relation to the Interim Report to shareholders at 30 June 2003. No audit opinion is required at 30 June 2003 under these regulations and accordingly the *Commissaires aux Comptes* and the Auditors have neither carried out an audit nor given an audit opinion. The work performed for the purposes of the report is set out in its text and is less in scope than an audit performed in accordance with standards generally accepted in the UK and France. For the benefit of UK shareholders there follows an English translation of the text of the report:

"Report of the Auditors and *Commissaires aux Comptes* on the half year combined financial statements

In our capacity as Commissaires aux Comptes and Auditors of the Eurotunnel Group and in accordance with article L.232-7 of the Code de Commerce, we have carried out :

- a limited review of the half year combined financial statements of the Eurotunnel Group, as defined in Note 1, covering the period from 1 January 2003 to 30 June 2003,
- the verification of the information given in the interim report.

The half year combined financial statements are the responsibility of the Joint Board of the Eurotunnel Group. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France and in the UK. These standards require that we plan and perform limited review procedures, substantially less in scope than an audit, to obtain reasonable assurance as to whether the half year combined financial statements are free from material misstatements. A review is limited primarily to inquiries of management and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year combined financial statements do not give a true and fair view of the financial position and the assets and liabilities of the Eurotunnel Group as at 30 June 2003 and of the results of its operations for the six month period then ended, in accordance with French accounting principles and regulations.

We have also reviewed the information contained in the half year interim report in accordance with professional standards applicable in France and in the UK. We have nothing to report with respect to the fairness of such information. "

Paris, 18 July 2003.

KPMG Audit Plc Chartered Accountants	PricewaterhouseCoopers Audit H. Toth	KPMG Audit Département de KPMG SA J.P. Thill

Auditors and *Commissaires aux Comptes*

Eurotunnel 2003

www.eurotunnel.com

Rapport Semestriel / Interim Report



Message aux actionnaires / Message to shareholders

Cher Actionnaire,

Nos résultats du premier semestre reflètent la faiblesse actuelle de la demande qui affecte l'ensemble du secteur transport passagers ou fret et la pression sur les prix qui en résulte. Les prix moyens et donc nos revenus ont été inférieurs à ceux de l'an dernier, reflétant des conditions de marché et un environnement concurrentiel plus difficiles. Cependant, nous avons enregistré une progression en volume des trafics aussi bien dans l'activité passagers que dans l'activité camions due à une augmentation de nos parts de marché. Notre qualité de service s'est encore améliorée. Nous avons maintenu nos charges d'exploitation au niveau de l'an dernier et réduit notre dette de 130 millions d'euros au premier semestre.

Cette conjoncture difficile semble maintenant devoir perdurer au second semestre. En conséquence, il est maintenant peu probable que nous puissions réaliser sur l'ensemble de l'année un chiffre d'affaires suffisant pour couvrir nos charges financières par la trésorerie. Toutefois, lorsque le marché repartira, la croissance de notre chiffre d'affaires navettes devrait reprendre comme par le passé.

Nous travaillons activement en vue de développer nos revenus à moyen terme. Notre demande de licence d'opérateur ferroviaire suit son cours de façon satisfaisante et nous menons des discussions pour fournir de nouvelles solutions pour le transport ferroviaire de marchandises transmanche.

Eurotunnel gère l'infrastructure du Tunnel sous la Manche et exploite les navettes camions et les navettes passagers (voitures et autocars) entre Coquelles (France) et Folkestone (Royaume-Uni). Eurotunnel est leader sur le marché transmanche. Eurotunnel perçoit également des revenus provenant d'autres compagnies ferroviaires (Eurostar pour les passagers ferroviaires, EWS et la SNCF pour le fret) utilisant le Tunnel. Eurotunnel est cotée sur les marchés boursiers de Paris, Londres et Bruxelles. Profil

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges. Corporate profile

Dear Shareholder,

Our first half results reflect the current depressed demand and consequent pricing pressures which are affecting the travel and freight transport sectors as a whole. Average yields, and hence revenue, were down on last year but, despite flat or declining markets, we achieved volume growth in both our truck and passenger businesses, with increased market shares. Our service quality reached even higher levels. We held our costs flat and reduced our debt by a further £90 million during the first half.

These challenging market conditions now look set to continue in the second half. As a result, we are now unlikely to achieve the full year revenues needed to cover our interest charges from cashflow. However, as market conditions improve our shuttle revenue growth should pick up again as in the past.

We are working hard to build a position from which to grow our revenues in the medium term. Our application for a rail operator's licence is proceeding satisfactorily, and we are in active discussions about providing new cross-Channel rail freight solutions.

Charles Mackay
Président du Conseil Commun du Groupe Eurotunnel
Chairman of the Joint Board, Eurotunnel Group; Chairman plc

Richard Shirrefs
Directeur Général du Groupe Eurotunnel
Chief Executive, Eurotunnel Group;
Président-Directeur Général, Eurotunnel SA

_Activité de transport /

_Navettes camions

Eurotunnel a transporté 631 742 camions au cours du premier semestre 2003, soit une progression de 3 % due à une amélioration de 2 points de la part de marché qui passe à 43 %. Cette progression a été obtenue dans un contexte économique qui a entraîné une légère contraction du marché camions sur le Détroit.

La forte concurrence des ferries a conduit à une baisse des tarifs sur certains segments. Ceci, combiné à l'augmentation de la proportion des grands clients transporteurs dans la clientèle d'Eurotunnel, a entraîné une diminution du prix moyen et du chiffre d'affaires camions.

La qualité de service fournie à nos clients s'est encore améliorée au cours de ce premier semestre avec un taux de ponctualité de 99 %. Eurotunnel possède une flotte de 16 navettes, qui permettront d'assurer 7 départs par heure lorsqu'elles seront toutes à la disposition du service commercial. Ces navettes transportent jusqu'à 210 camions par heure dans chaque sens.

>>> Part de marché 1er semestre 2003

43%

>> Parc >>

>> Fréquence en périodes d'affluence, actuellement

>> Ponctualité au 1er semestre 2003

*Départ dans les 10 minutes qui suivent l'heure de départ planifiée

Ligne à grande vitesse UK

1er Tronçon - 2003

Tunnel sous la Manche - Fawkham (Kent)

Paris - Londres : 2 heures, 35 minutes

Bruxelles - Londres : 2 heures, 20 minutes

Lille - Londres : 1 heure, 40 minutes

2e Tronçon - 2007

Fawkham (Kent) - St Pancras (Londres)

Paris - Londres : 2 heures, 15 minutes

Bruxelles - Londres : 2 heures

Lille - Londres : 1 heure, 20 minutes

_Services ferroviaires

Le Tunnel sous la Manche est également emprunté par d'autres services ferroviaires qui ne sont pas gérés par Eurotunnel : Eurostar pour les services passagers Paris-Londres et Bruxelles-Londres, ainsi que les services de trains de marchandises internationaux gérés par la SNCF et EWS.

Le nombre de passagers Eurostar ayant emprunté le Tunnel sous la Manche est passé de 3 217 812 au premier semestre 2002 à 2 849 223 au premier semestre 2003. A partir de cet automne, l'offre d'Eurostar sera améliorée par une réduction jusqu'à 20 minutes de la durée du trajet résultant de l'ouverture du premier tronçon de la ligne à grande vitesse au Royaume-Uni. La nouvelle ligne qui rendra possible, pour la première fois au Royaume-Uni, des vitesses allant jusqu'à 300 km/h offrira aux passagers d'Eurostar des temps de trajet de 2h35 entre Paris et Londres, de 2h20 entre Bruxelles et Londres et d'1h40 entre Lille et Londres.

Le tonnage des marchandises passant par le Tunnel a progressé de 707 572 tonnes au premier semestre 2002 à 849 495 tonnes durant la même période en 2003 alors que le service a poursuivi son rétablissement après les perturbations subies en 2002.

Le niveau des trafics gérés par les réseaux n'a pas d'impact sur les revenus d'Eurotunnel qui sont couverts jusqu'en novembre 2006 par les paiements minimum garantis prévus par la Convention d'Utilisation.

>> Passagers Eurostar*

>> Trains de marchandises

* Le nombre de passagers Eurostar est celui des passagers empruntant le Tunnel et exclut donc ceux empruntant l'Eurostar sur la seule portion de trajet Paris / Calais ou Bruxelles / Lille.

>> Chiffres de trafic du premier semestre 2003 : >>

camions

voitures*

autocars

* Y compris motos, véhicules avec remorques, caravanes et camping-cars



_Navettes passagers

Augmentation des parts de marché malgré un environnement économique morose

Eurotunnel a transporté, au premier semestre 2003, 1 098 913 voitures, soit une augmentation de 4 % par rapport au premier semestre 2002 due à une amélioration de sa part de marché de 2 points à 50 %.

La totalité du marché européen du voyage a été affectée par les incertitudes géopolitiques. Le marché du Détroit a été stimulé par des tarifs promotionnels pratiqués par tous les opérateurs, ce qui a eu pour résultat de maintenir le trafic au niveau du premier semestre 2002. Eurotunnel a augmenté sa part de marché mais avec des prix moyens plus faibles entraînant une baisse du chiffre d'affaires de l'activité voitures.

Eurotunnel a transporté 34 843 autocars au premier semestre 2003, soit 15 % de plus qu'à la même période en 2002 alors que le marché s'est contracté de 7 %. La part de marché a progressé de 7 points à 37 %.

La qualité de service passagers s'est améliorée au cours du semestre avec un taux de ponctualité de 98 %.

>>> Part de marché voitures 1er semestre 2003

50%

>>> Part de marché autocars 1er semestre 2003

37%

>> Parc >>

>> Fréquence en périodes d'affluence

>> Ponctualité au 1er semestre 2003

* Départ dans les 10 minutes qui suivent l'heure de départ planifiée

Focus

Leader du marché :

Depuis son inauguration en Mai 1994, Eurotunnel a transporté 21 millions de voitures et 7 millions de camions sur ses navettes.

Eurotunnel en un clic :

Le nombre de réservations Internet est monté en flèche au premier semestre 2003 : 48 % de plus qu'à la même période en 2002 et correspondant à 55 % de la totalité des réservations voitures.

_Activités hors transport

Un chiffre d'affaires de 11 millions d'euros a été généré par diverses activités hors transport, dont la distribution et les télécommunications.

_Transport activities /

_ Truck shuttles

Lower revenues despite volume growth

Eurotunnel carried 631,742 trucks in the first half of 2003, a 3% increase on 2002, as a result of a two-point increase in market share to 43%. This was achieved in an economic environment which saw the short straits truck market contract marginally. Strong competition from the ferries has led to declining rates in some segments. This, combined with Eurotunnel's increased share of business from major hauliers, resulted in a decline in average yields and revenue.

The quality of the service delivered to customers rose again during the first half with 99% punctuality.

Eurotunnel has a fleet of 16 truck shuttles which will allow seven departures per hour when fully deployed in commercial service, transporting up to 210 trucks per hour in each direction.

>> 2003 first half market share

43%

> Fleet 16 shuttles
> Frequency at peak currently up to 6 per hour in each direction
> 2003 first half punctuality 99%*

* Within 10 minutes of planned departure time

High-Speed rail link

Phase One - Autumn 2003

Channel Tunnel - Fawkham Junction (Kent)

London to Paris: 2 hours, 35 minutes

London to Brussels: 2 hours, 20 minutes

London to Lille: 1 hour, 40 minutes

Phase Two - 2007

Fawkham Junction (Kent) - St Pancras (London)

London to Paris: 2 hours, 15 minutes

London to Brussels: 2 hours

London to Lille: 1 hour, 20 minutes

_Railways

The Channel Tunnel is also used by other rail services not managed by Eurotunnel - Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and EWS and SNCF for international rail freight services.

The number of passengers carried through the Tunnel by Eurostar fell from 3,217,812 in the first half of 2002 to 2,849,223 in the corresponding period in 2003. From this autumn, Eurostar's offer will be enhanced by a journey time reduction of up to 20 minutes resulting from the opening of the first phase of the UK high-speed rail link. The new line, allowing speeds of up to 300km/h for the first time in the UK, will enable Eurostar passengers to travel between London and Paris in 2 hours 35 minutes, London and Brussels in 2 hours 20 minutes, and London and Lille in 1 hour 40 minutes.

Rail freight tonnage carried through the Tunnel rose from 707,572 tonnes in the first half of 2002 to 849,495 tonnes in the corresponding period in 2003 as the service continued to recover from the disruption encountered during 2002.

The level of through-rail traffic using the Channel Tunnel currently has no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until November 2006.

Eurostar passengers*
2,849,223

Rail freight tonnage
849,495

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.



> 2003 first half traffic figures:

631,742 trucks
1,098,913 cars*
34,843 coaches

* Includes motorcycles, cars with trailers, caravans and campervans

_ Passenger shuttles

Market share growth despite difficult market

Eurotunnel carried 1,098,913 cars in the first half of 2003, 4% more than during the first half of 2002 due to a two-point increase in market share to 50%. The European travel market as a whole was affected by geopolitical uncertainty. Traffic on the short straits was stimulated by promotional pricing by all operators, with the result that market volumes held up at the same level as in the corresponding period in 2002. Eurotunnel succeeded in increasing market share, but at lower yields, resulting in a decline in car revenue.

Eurotunnel carried 34,843 coaches in the first half, 15% more than in the corresponding period in 2002 in a market that contracted by 7%. Market share rose by seven points to 37%.

Passenger shuttle service quality improved during the first half with 98% punctuality.

>> 2003 first half market share for cars

50%

>> 2003 first half market share for coaches

37%

> Fleet 9 shuttles
> Frequency at peak up to 4 per hour in each direction
> 2003 first half punctuality 98%*

* Within 10 minutes of planned departure time

Focus

Market leader:

Since opening in May 1994, Eurotunnel has transported 21 million cars and 7 million trucks on its shuttles.

Eurotunnel in a click:

The number of online customer bookings increased sharply in the first half of 2003 – 48% up on the corresponding period in 2002 – representing 55% of all car bookings.

_Non-transport activities

Revenue of £8 million from non-transport activities in the first half of 2003 comprised mainly income from retail and telecommunications.

_ Développement

Stratégie

Les revenus futurs d'Eurotunnel dépendent en partie d'une plus grande utilisation de la capacité du Tunnel sous la Manche et plus particulièrement d'une augmentation du trafic ferroviaire des trains de marchandises et de passagers. Le Tunnel sous la Manche a suffisamment de capacité pour supporter une augmentation significative du trafic ferroviaire.
Eurotunnel continue de développer une stratégie construite sur une croissance du chiffre d'affaires générée par la qualité de ses services navettes, un contrôle des coûts et une réduction de la dette. En devenant aussi un élément moteur pour le développement régional et le trafic ferroviaire transmanche des trains de marchandises, la stratégie menée garde à l'esprit les ambitions d'origine du Tunnel sous la Manche.

Développement régional

Créer des raisons de voyager est essentiel à la croissance future du trafic. En tant qu'exploitant binational du lien physique transmanche, Eurotunnel est bien placé pour promouvoir le développement régional et faciliter un échange trans-frontalier efficace. A l'heure actuelle, et malgré le succès du Tunnel sous la Manche, la frontière franco-britannique demeure un obstacle aux échanges.
Les projets de développement actuels sur des terrains proches de notre terminal français comprennent deux magasins de 10 000 m² : Marques Avenue (décembre 2003) et Castorama (2004) de même qu'un nouveau siège du MEDEF littoral (septembre 2003).
Eurotunnel poursuivra la promotion de nouveaux projets de développement aux deux extrémités du Tunnel, avec la création d'un centre permanent d'exposition sur la mobilité et les communications de même que celle d'un espace de vie avec une signature architecturale et une attractivité fortes.
A moyen terme, l'achèvement de la ligne à grande vitesse du côté britannique devrait créer des opportunités plus importantes pour les échanges transmanche comprenant éventuellement le développement d'une communauté trans-frontalière franco-britannique et des services ferroviaires passagers transmanche régionaux.

Développement ferroviaire

L'économie européenne ne peut pas dépendre du seul transport routier. Le trafic ferroviaire des trains de marchandises empruntant le Tunnel sous la Manche doit être développé afin de contrer les problèmes de congestion portuaire et routière, et de surmonter l'impact environnemental causé par le transport routier. Eurotunnel mène des discussions sur la création de nouveaux services de fret ferroviaire avec des clients potentiels afin de cerner les besoins du marché.
Notre demande de licence d'opérateur ferroviaire suit son cours de façon satisfaisante et nous avons introduit une nouvelle organisation qui sépare l'infrastructure des opérations ferroviaires. Une division nouvelle, Eurotunnel Solutions, teste de façon qualitative, selon les critères du marché, les solutions techniques qui devraient nous permettre de fournir des services fret transmanche de qualité. L'objectif de ces projets est de stimuler le développement du trafic ferroviaire à court et à moyen terme.

Capacité annuelle du Tunnel sous la Manche — sillons*

350 000 sillons standards	**100 000** sillons utilisés par Eurotunnel
35 000 requis pour la maintenance	**50 000** sillons utilisés par les réseaux
315 000 sillons disponibles pour les services	**165 000** sillons non utilisés

* La capacité du Tunnel sous la Manche est mesurée en nombre de sillons standard par heure dans chaque sens. Un sillon standard est défini par rapport au temps que met une navette, à une vitesse fixée à 140 km/h, pour traverser le Tunnel.

>>

"[Le Lien Fixe] améliorera considérablement les communications entre la France et le Royaume-Uni et donnera une impulsion nouvelle aux relations (…)"

(extrait du Traité de Cantorbéry 1986)





Marques Avenue development / Construction de Marques Avenue.



Artist's impression of the nature information centre project / Dessin d'artiste du projet de la maison de la nature et d'orientation.

_ Development

Strategy

Eurotunnel's future revenues are partly dependent on a greater use of Channel Tunnel capacity, and in particular, an increase in through rail freight and passenger services. The Tunnel has enough capacity to accommodate a significant increase in rail traffic.
Eurotunnel continues to pursue a strategy built on revenue growth from a high quality shuttle service, cost control, and debt reduction, whilst also becoming a motor for regional development and for cross-Channel railway development, consistent with the original ambitions for the Channel Tunnel.

Regional development

Developing new reasons to travel is central to future traffic growth. As bi-national operator of the physical cross-Channel link, Eurotunnel is well placed to promote regional development and facilitate efficient cross-border exchange. Despite the success of the Tunnel, the Franco-British border remains a barrier to exchanges.
Current projects close to the French terminal include two 10,000m² retail developments - a designer outlet centre by Marques Avenue (opening December 2003) and a Castorama DIY store (opening 2004) - along with a new HQ building for MEDEF Littoral (September 2003).
Eurotunnel is promoting more ambitious developments close to the French terminal, including the development of a permanent exhibition centre on mobility and communications, and a lifestyle commercial village.
In the medium term, the completion of the UK high-speed rail link should provide even greater opportunities for cross-Channel exchanges including the eventual development of a Franco-British cross-border community, and regional cross-Channel passenger rail services.

Railway development

European economies cannot be built on road transport alone. Rail freight services through the Tunnel must be developed to ease the problem of port and road congestion and to overcome the environmental impact of road transport. Eurotunnel is actively discussing new rail freight services with potential customers in order to establish the requirements of the market.
Our application for a rail operator's licence is proceeding satisfactorily, and we have introduced a new organisation, separating infrastructure from transport operations. A new division, Eurotunnel Solutions, is market-testing a number of technical and commercial solutions that will enable us to deliver high quality cross-Channel rail freight services. These projects aim to stimulate rail traffic development in both the short and medium term.

>>

"[The Fixed Link] will greatly improve communications between Great Britain and France and give fresh impetus to relations (…)"

(extract from the Treaty of Canterbury 1986)

Annual Channel Tunnel capacity - paths*

350,000 standard paths	**100,000** paths used by Eurotunnel
35,000 required for maintenance	**50,000** paths used by the Railways
315,000 paths available for services	**165,000** unused paths

* The capacity of the Tunnel is measured in standard paths per hour in each direction. A standard path can be summarised as the time required for a shuttle train at a speed of 140 kph to transit the Tunnel system.

Analyse financière

La perte nette a été réduite de 138 millions d'euros au premier semestre 2002, à 22 millions d'euros au cours du premier semestre 2003 grâce notamment à un bénéfice exceptionnel de 90 millions d'euros provenant des opérations financières. Un affaiblissement du marché et un environnement commercial difficile au cours du premier semestre 2003 ont entraîné une baisse des prix moyens des services de navettes. En conséquence, malgré une hausse des volumes et des parts de marché, les revenus des services de navettes étaient de 11 % inférieurs à ceux du premier semestre 2002, à taux de change constant. Les charges d'exploitation sont restées stables par rapport à 2002. Le résultat d'exploitation diminue de 26 millions d'euros, hors impact de taux de change, et s'élève à 119 millions d'euros au premier semestre 2003. Les charges d'intérêts étaient inférieures de 24 millions d'euros par rapport au premier semestre 2002 suite aux opérations financières réalisées depuis juillet 2002. Affichant un montant de 111 millions d'euros pour le premier semestre 2003, la perte sous-jacente est restée proche de celle du premier semestre 2002, à taux de change constant.

Afin de faciliter la comparaison entre les premiers semestres 2002 et 2003, la perte sous-jacente du premier semestre 2002 a été recalculé *au taux de change utilisé pour la* préparation des résultats au 30 juin 2003 (£1 = €1,446) comme décrit dans le tableau ci-contre.

> Produits d'exploitation

Le chiffre d'affaires de l'activité navettes, à 215 millions d'euros, a diminué, à taux de change constant, de 11 % par rapport au premier semestre 2002, en raison principalement de prix moyens en baisse aussi bien dans l'activité camions que dans l'activité voitures, annulant l'impact de l'augmentation de trafic.

Les revenus en provenance des réseaux ferroviaires ont légèrement progressé et sont toujours protégés par le versement des charges minimales d'utilisation.

Un chiffre d'affaires de 11 millions d'euros a été généré par diverses activités hors transport, dont la distribution et les télécommunications.

Les autres produits, transferts de charges et reprises sur provisions d'un montant de 11 millions d'euros, comprennent notamment la reprise de provision pour grosses réparations.

Les produits d'exploitation s'élèvent à 404 millions d'euros, soit une baisse de 7 % par rapport au premier semestre 2002.

> Résultat d'exploitation

Malgré la pression due à l'augmentation des primes d'assurance, et aux coûts de maintenance additionnels pour la réfection de mi-vie de la flotte de navettes, les charges d'exploitation sont restées stables par rapport au premier semestre 2002 à 187 millions d'euros. Cela a été principalement permis par des économies réalisées sur l'amélioration de productivité du staff et sur une réduction des coûts d'énergie.

Les amortissements et provisions sont en légère diminution, à 98 millions d'euros. Le résultat d'exploitation s'élève à 119 millions d'euros, soit une baisse de 18 % par rapport au premier semestre 2002.

> Résultat net

Les charges d'intérêt nettes au premier semestre 2003 ont été inférieures de 24 millions d'euros à celles du premier semestre 2002, reflétant l'impact positif des opérations financières réalisées depuis juillet 2002. La perte sous-jacente, à 111 millions d'euros, est restée proche de celle du premier semestre 2002 à taux de change constant.

Le bénéfice exceptionnel de 90 millions d'euros réalisé au cours de la période comprend le bénéfice résultant de l'achat d'une société de leasing supplémentaire au Royaume-Uni ainsi que le profit généré par des rachats de dettes avec décote par rapport à leur valeur faciale effectué avec le produit d'opérations de leasing antérieures.

Le résultat net du semestre est une perte de 22 millions d'euros par rapport à 138 millions d'euros au premier semestre de l'exercice précédent.

> Trésorerie et couverture des intérêts

La trésorerie d'exploitation a atteint 198 millions d'euros au premier semestre 2003, comparée à 263 millions d'euros par rapport au premier semestre 2002. De cette réduction, 30 millions d'euros proviennent d'un effet négatif des mouvements de flux de trésorerie constatés sur les charges d'exploitation.

Les dépenses d'investissements sont en diminution, de 31 millions d'euros au premier semestre 2002 à 23 millions d'euros au premier semestre 2003 en raison de l'achèvement proche du programme d'augmentation de la capacité des navettes camions d'Eurotunnel. La trésorerie nette après investissements est de 175 millions d'euros au premier semestre 2003, comparée à 232 millions d'euros au premier semestre 2002.

Le taux de couverture d'intérêts au premier semestre 2003 est de 87 % avant investissements (2002 : 101 %) et de 77 % après investissements (2002 : 89 %).

> *Structure de financement*

Le financement d'Eurotunnel est composé de trois *parties principales – la Dette classique*, une Zone tampon et une troisième partie comprenant les Fonds Propres et les Obligations Remboursables en Unités (ORUs).

La Dette classique d'un montant de 7,0 milliards d'euros comprend 0,5 milliard d'euros de Dette Senior et de 4ᵉ Tranche, 4,7 milliards de Dette Junior et 1,1 milliard de Dette Tier 1A, et 0,7 milliard de Crédit à Taux Révisable. 96 % de cette dette porte à intérêts fixes jusqu'en 2004, (à 6,25 % en moyenne, à l'exception de la Dette Senior et la 4ᵉ Tranche). La Dette Junior et le Crédit à Taux Révisable seront à taux variables et continueront de porter intérêt à des taux incluant des marges allant de 0,5 % à 1,25 %. Au total, 3,2 milliards d'euros et 1,7 milliard de livres de dette Eurotunnel porteront à intérêts variables à partir de 2004. De 2004 à 2008, 2,9 milliards d'euros et 1,6 milliard de livres de cette dette à taux variable, font l'objet de contrats de couverture caps, et 1,9 milliard d'euros et 1,1 milliard de livres font l'objet de contrats de couverture floors. Les 1,3 milliard d'euros et 0,6 milliard de livres restant ne seront pas concernés par les contrats de couverture floors.

Suite au refinancement de la Dette Senior en 2002, aucun instrument de la dette d'Eurotunnel ne vient désormais à échéance avant 2006.

La zone tampon d'un montant de 2,2 milliards d'euros comprend le Crédit de Stabilisation, qui peut être utilisé pour couvrir la charge d'intérêt ne pouvant être réglée en numéraire. Les Avances de Stabilisation portant intérêt à 0% jusqu'en 2006. Les Obligations Participantes portent intérêt à 1% fixe jusqu'en 2006.

Les Fonds Propres et quasi Fonds Propres comprennent 0,4 milliards d'euros d'ORUs qui portent un coupon fixe à 4,45 % jusqu'à leur remboursement en Unités fin 2003. Les Fonds Propres et les ORUs s'élèvent à 3,4 milliards d'euros.

> Opérations financières

Au cours du premier semestre 2003, Eurotunnel a racheté ou remboursé 130 millions d'euros de dette grâce aux bénéfices réalisés, en 2002, sur les transactions de leasing au Royaume-Uni. Ces opérations ont généré un profit exceptionnel de 82 millions d'euros au cours du premier semestre 2003 et réduiront la charge d'intérêts de 5 millions d'euros en 2003. Le rachat par Eurotunnel d'une société supplémentaire de leasing au Royaume-Uni au cours de la période, a généré 8 millions d'euros de trésorerie supplémentaire pour rembourser sa dette.


Financement au 30 Juin 2003
(milliards d'euros)
Total 12,6
Dette Senior
0,5
Dette Junior
Tier 1A
Crédit à Taux Révisable
6,5
Dette classique
Crédit de Stabilisation
Obligations Participantes
Intérêts courus
2,2
Zone tampon
Fonds Propres
& ORU
3,4
Fonds Propres & ORU

> Produits d'exploitation

en millions d'euros	2003 réalisé	2002 recalculé	2003/2002 % variation	2002 publié
Taux de change €/£	1,446	1,446		1,582
Navettes Eurotunnel	215	241	- 11 %	251
Chemins de fer	167	163	+ 2 %	171
Activités transport	382	404	- 5 %	422
Activités hors transport	11	18	- 39 %	19
Chiffre d'affaires	393	422	- 7 %	441
Autres produits	11	11		11
Produits d'exploitation	**404**	**433**	**- 7 %**	**452**

> Résultat d'exploitation

en millions d'euros	2003 réalisé	2002 recalculé	2003/2002 % variation	2002 publié
Taux de change €/£	1,446	1,446		1,582
Produits d'exploitation	404	433	- 7 %	452
Charges d'exploitation	(187)	(189)	- 1 %	(197)
Marge d'exploitation	217	244	- 11 %	255
Amortissements et provisions	(98)	(99)		(99)
Résultat d'exploitation	**119**	**145**	**- 18 %**	**156**

> Résultat net

en millions d'euros	2003 réalisé	2002 recalculé	2003/2002 % variation	2002 publié
Taux de change €/£	1,446	1,446		1,582
Résultat d'exploitation	119	145	- 18 %	156
Frais financiers nets	(230)	(254)	- 9 %	(266)
Perte sous-jacente	(111)	(109)	- 2 %	(110)
Pertes de change	(1)			(37)
Bénéfice exceptionnel	90			9
Résultat net	**(22)**			**(138)**

Financial analysis

The net loss was reduced from £94 million in the first half of 2002 to £17 million in the first half of 2003 due to an exceptional profit of £63 million from financial operations. Weak market conditions and a difficult competitive environment during the first half of 2003 have led to lower Shuttle yields. As a result, despite higher volumes and market share, Shuttle services revenues were 11% lower than the same period in 2002 at constant exchange rates. Operating costs were held flat compared to the first half of 2002. Operating profit decreased by £18 million at constant exchange rates to £80 million for the first half of 2003. Interest charges were £16 million lower than during first half of 2002 as a result of financial operations completed since July 2002. At £79 million for the first half of the year, the underlying loss was broadly stable compared to the first half of 2002 at constant exchange rates.

In order to assist the comparison between 2003 and 2002 in this analysis, the results to the underlying loss for the first half of 2002 have been restated at the exchange rate used for the preparation of the results to 30 June 2003 (£1=€1.446) as set out in the tables.

> Turnover

Revenue from Shuttle Services fell by 11% to £149 million at constant exchange rates, principally due to the impact of lower average yields from the truck and car businesses offsetting increased carryings.

Railways revenue increased slightly and remains protected by payments under the Minimum Usage Charge provisions.

Revenue of £8 million was generated from non-transport activities, including retail and telecommunications.

Other income of £8 million largely comprises the release of provisions for large scale maintenance.

At £280 million, total turnover for the first half of the year was 7% below the same period in 2002.

> Operating result

Despite upward pressures from higher insurance premiums and additional maintenance costs relating to the mid-life refit of the shuttle fleet, operating costs in the first half of the year at £130 million were held flat compared to the same period in 2002. This was mainly achieved through staff productivity improvements and reduced energy costs.

At £70 million, depreciation and provisions remained at the same level as in the first half of 2002. The operating profit of £80 million was 18% below the first half of 2002.

> Net result

Net interest costs in the first half of 2003 were £16 million below the same period in 2002 reflecting the benefit of the financial operations completed since July 2002. The underlying loss of £79 million was held close to the first half 2002 level at constant exchange rates.

The exceptional profit for the period was £63 million comprising the profit arising from a further UK leasing company acquisition, and the profit generated from the repurchase of debt at a discount to market value with the proceeds from previous leasing transactions.

The net loss of £17 million for the period compared to a loss of £94 million for the first half of 2002.

> Cash flow and interest cover

Cash flow from operating activities was £138 million in the first half of 2003 compared to £171 million for the same period in 2002. £20 million of this reduction is accounted for by adverse working capital movements in operating expenditure.

The investment programme to increase Eurotunnel's truck shuttle capacity nears completion, and this is reflected in the reduction in net capital expenditure from £20 million in the first half of 2002, to £16 million for the same period in 2003. Net cash flow from operating activities after capital expenditure for the first six months of the year was £122 million compared to £151 million in the first half of 2002.

Interest cover for the first half was 87% before capital expenditure (2002: 101%) and 77% after capital expenditure (2002: 89%).

> Financing

Eurotunnel's funding falls into three main parts – Core Debt, a Buffer Zone and a third part comprising equity and Equity Notes.

The Core Debt totalling £4.8 billion comprises £0.4 billion of Senior and 4th Tranche Debt, £3.2 billion of Junior Debt and £0.7 billion of Tier 1A Debt, and £0.5 billion of Resettable Advances. 96% of this debt carries fixed rates until 2004 with all except the Senior Debt at an average rate of 6.25%. In 2004, the Junior Debt and the Resettable Advances will move to variable rates at margins of 0.5% to 1.25%. In total, £1.7 billion plus €3.2 billion of Eurotunnel's debt will carry variable interest rates from 2004. Between 2004 and 2008, £1.6 billion and €2.9 billion of this variable rate debt is covered by interest rate caps, and £1.1 billion and €1.9 billion is covered by interest rate floors. The balance of £0.6 billion plus €1.3 billion is not covered by any interest rate floors.

Following the refinancing of the Senior Debt in 2002, no mandatory debt repayments are now due before 2006.

The Buffer Zone of £1.5 billion includes drawings under the Stabilisation Facility, available to meet interest payments which cannot yet be paid in cash. The Stabilisation Advances carry 0% interest until 2006. This zone also includes the Participating Loan Notes (PLN) which carry 1% fixed interest until 2006.

Equity and quasi-equity totalling £2.5 billion comprises Shareholders' funds and £0.3 billion of Equity Notes, which carry a fixed rate of 4.45% until they are converted into equity at the end of 2003.

> Financial operations

During the first half of 2003, Eurotunnel repurchased or repaid £90 million of debt using the proceeds of last year's UK leasing transactions. This generated an exceptional profit of £57 million in the first half of the year and will reduce Eurotunnel's interest charges this year by approximately £3 million. A further £6 million cash was generated for debt reduction with the acquisition of an additional UK leasing company during the period.


Financing at 30 June 2003
(£ billion)
Total 8.8
Senior Debt
0.4
Junior Debt
Tier 1A
Resettable Advances
4.4
Core debt
Stabilisation Facility
Participating Loan Notes
Accrued interest
1.5
Buffer zone
Shareholders' Funds
& Equity Notes
2.5
Equity & Equity Notes

> Turnover

£ million	2003 actual	2002 restated	2003/2002 % change	2002 reported
Exchange rate €/£	1.446	1.446		1.582
Shuttle services	149	166	- 11%	159
Railways	115	113	+ 2%	108
Transport activities	264	279	- 5%	267
Non-transport activities	8	13	- 39%	12
Operating revenue	272	292	- 7%	279
Other income	8	7		7
Total turnover	**280**	**299**	**- 7%**	**286**

> Operating result

£ million	2003 actual	2002 restated	2003/2002 % change	2002 reported
Exchange rate €/£	1.446	1.446		1.582
Total turnover	280	299	- 7%	286
Operating costs	(130)	(131)	- 1%	(125)
Operating margin	150	168	- 11%	161
Depreciation and provisions	(70)	(70)		(69)
Operating profit	**80**	**98**	**- 18%**	**92**

> Net results

£ million	2003 actual	2002 restated	2003/2002 % change	2002 reported
Exchange rate €/£	1.446	1.446		1.582
Operating profit	80	98	- 18%	92
Net interest	(159)	(175)	- 9%	(168)
Underlying loss	(79)	(77)	- 2%	(76)
Exchange losses	(1)			(24)
Exceptional profit	63			6
Net loss	**(17)**			**(94)**

_Comptes Combinés résumés

> Bilan

EN MILLIERS D'EUROS	30 JUIN 2003	30 JUIN 2002	31 DÉCEMBRE 2002
ACTIF			
Actif immobilisé	12 575 501	12 739 235	12 640 855
Actif circulant	1 294 442	669 160	1 454 274
Charges constatées d'avance	78 549	70 938	66 215
Total de l'actif	**13 948 492**	**13 479 333**	**14 161 344**
PASSIF			
Capitaux propres	3 057 830	1 525 102	2 759 164
Provision pour risques et charges	136 295	119 453	132 787
Dettes	10 706 551	11 785 311	11 232 193
Produits constatés d'avance	47 816	49 467	37 200
Total du passif	**13 948 492**	**13 479 333**	**14 161 344**
Taux de change €/£	1,443	1,539	1,537

> Compte de résultat

EN MILLIERS D'EUROS	30 JUIN 2003	30 JUIN 2002	31 DÉCEMBRE 2002
Total produits d'exploitation	404 452	451 993	914 143
Total charges d'exploitation	285 529	296 335	588 319
Résultat d'exploitation	**118 923**	155 658	**325 824**
Total produits financiers	38 516	10 219	35 457
Total charges financières	269 821	312 752	538 737
Résultat financier	**(231 305)**	(302 533)	**(503 280)**
Résultat exceptionnel	**90 542**	9 147	**685 608**
Impôt	**34**	45	**45**
Résultat de la période			
(Perte)/bénéfice	**(21 874)**	**(137 773)**	**508 107**
Bénéfice / (perte) par Unité (en centimes d'euros)			
(Perte)/bénéfice net par Unité	(0,9)	(6,6)	22,9
Perte avant résultat exeptionnel	(4,8)	(7,0)	(8,0)
(Perte)/bénéfice net par Unité après dilution	(0,2)	(4,5)	21,9
Taux de change €/£ de la période	1,446	1,582	1,573

> Tableau de financement

EN MILLIERS D'EUROS	30 JUIN 2003	30 JUIN 2002	31 DÉCEMBRE 2002
Flux de trésorerie lié aux opérations d'exploitation	198 442	263 432	534 964
Flux de trésorerie lié aux opérations financières	(193 867)	(179 199)	(377 437)
Flux de trésorerie lié aux immobilisations	(23 414)	(31 196)	(63 200)
Flux de trésorerie lié à l'impôt et aux opérations exceptionnelles	3 885	4 057	13 236
Flux de trésorerie net avant opérations de financement	(14 954)	57 094	107 563
Flux de trésorerie lié aux opérations de financement	(49 070)	(55 390)	17 430
Variation de trésorerie	**(64 024)**	**1 704**	**124 993**
Taux de change €/£	1,443	1,539	1,537

>Notes

1. Ces comptes résumés sont extraits des comptes semestriels d'Eurotunnel qui ont été approuvés par le Conseil d'Administration du 18 juillet 2003.

2. Les informations présentées sont un résumé des Comptes Combinés du Groupe Eurotunnel, constitués des comptes consolidés d'Eurotunnel plc et d'Eurotunnel SA et de ses filiales. Ces comptes ont été préparés en utilisant les principes de conversion des devises définis dans le rapport annuel du Groupe au 31 décembre 2002. Les comptes ont été préparés selon les principes comptables applicables en France, selon la méthode du coût historique et dans la perspective de la continuité d'exploitation. Les méthodes comptables et modalités de calcul adoptées dans les comptes semestriels sont identiques à celles utilisées dans les comptes 2002.

3. Eurotunnel possède désormais sept sociétés de leasing au Royaume-Uni, qui avaient des dettes de 883 millions d'euros au 30 juin 2003. La totalité de ces dettes est garantie par des créances de leasing détenues par ces sociétés. Dans les comptes semestriels au 30 Juin 2003, un montant d'intérêts et produits assimilés de 33 millions d'euros (2002: 6 millions d'euros), correspond aux produits financiers reçus par ces sociétés, et est compensé par un montant équivalent d'intérêts et charges assimilés.

4. Bénéfice/(perte) par Unité

La perte par Unité, après impôts et éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant la période, *2 362 552 054 (30 juin 2002, 2 084 247 624)* et la perte de la période de 21 874 000 € (30 juin 2002, perte de 137 773 000 €). La perte par Unité, après impôts et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant la période telle qu'indiquée ci-dessus et la perte de 112 416 000 € (30 juin 2002, 146 920 000 €) avant le produit exceptionnel de 90 542 000 € (30 juin 2002, 9 147 000 €). La perte nette par Unité après dilution pour la période est calculée en utilisant le nombre total d'Unités qui pourraient être émises dans le cas de la conversion des instruments convertibles existant à la date de clôture (hors les Avances de Stabilisation). Le nombre d'Unités après dilution est de 2 560 026 652 (30 juin 2002, 2 545 417 366), et le résultat ajusté de la période est une perte de 5 127 000 € au 30 juin 2003 (30 juin 2002, perte de 115 706 000 €).

5. Les Comptes Combinés d'Eurotunnel suivent les règles françaises qui diffèrent par certains aspects des règles britanniques. Des différences significatives, affectant le résultat et les capitaux propres, telles que décrites en détail dans la note 23 des Comptes Annuels 2002, apparaissent quant au traitement comptable de la consolidation des « quasi filiales » et des coûts d'augmentation de capital. Si les Comptes Combinés avaient été préparés selon les règles britanniques, le résultat aurait été diminué de 1 million d'euros et les capitaux propres au 30 Juin 2003 auraient été augmentés de 161 millions d'euros.

6. Les Comptes semestriels Combinés d'Eurotunnel sont publiés au Balo et au UK Listing Authority à Londres. Les Commissaires aux Comptes et les Auditors ont émis un rapport sur l'examen limité des Comptes semestriels Combinés du Groupe Eurotunnel.

_Summary Combined Accounts

> Balance sheet

£'000	30 JUNE 2003	30 JUNE 2002	31 DECEMBER 2002
ASSETS			
Total fixed assets	8,803,137	8,924,663	8,848,530
Total current assets	897,050	434,802	946,178
Prepaid expenses	54,435	46,093	43,080
Total assets	**9,754,622**	**9,405,558**	**9,837,788**
SHAREHOLDERS' FUNDS AND LIABILITIES			
Total shareholders' funds	2,207,387	1,638,027	2,419,325
Provisions	94,452	77,618	86,393
Total creditors	7,419,647	7,657,772	7,307,867
Deferred income	33,136	32,141	24,203
Total shareholders' funds and liabilities	**9,754,622**	**9,405,558**	**9,837,788**
Exchange rate €/£	1.443	1.539	1.537

> Profit and loss account

£'000	6 MONTHS TO 30 JUNE 2003	6 MONTHS TO 30 JUNE 2002	YEAR TO 31 DECEMBER 2002
Total turnover	279,704	285,710	581,146
Total operating expenditure	199,360	194,207	386,971
Operating profit	80,344	91,503	194,175
Total financial income	26,636	6,460	22,542
Total financial charges	186,598	197,694	342,490
Financial result (loss)	(159,962)	(191,234)	(319,948)
Exceptional profit	62,566	5,778	428,289
Taxation	23	28	29
Result			
(Loss)/profit for the period	**(17,075)**	**(93,981)**	**302,487**
Earnings / (loss) per Unit			
Basic	(0.7p)	(4.5p)	13.6p
Pre-exceptional result	(3.4p)	(4.8p)	(5.7p)
Fully diluted	(0.2p)	(3.1p)	13.1p
Exchange rate €/£ for the period	1.446	1.582	1.573

> Cash-flow statement

£'000	6 MONTHS TO 30 JUNE 2003	6 MONTHS TO 30 JUNE 2002	YEAR TO 31 DECEMBER 2002
Net cash inflow from operating activities	137,520	171,171	348,059
Returns on investments and servicing of finance	(134,350)	(116,437)	(245,567)
Capital expenditure	(16,226)	(20,271)	(41,118)
Other non-operating cash flows and taxation	2,693	2,636	8,612
Cash (outflow) / inflow before financing	(10,363)	37,099	69,986
Financing	(34,006)	(35,991)	11,340
(Decrease) / increase in cash in the period	**(44,369)**	**1,108**	**81,326**
Exchange rate €/£	1.443	1.539	1.537

>Notes

1. The Summary Balance Sheet, Profit and Loss Account and Cash Flow Statement are extracted from the Interim Report of Eurotunnel which was approved by the Board on 18 July 2003.

2. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. The accounts have been prepared in accordance with the accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for the interim accounts are identical to those used for the Group's full accounts for the year ended 31 December 2002.

3. *Eurotunnel owns seven leasing companies in the UK which had a total outstanding debt at* 30 June 2003 of £612 million. This debt is fully secured on lease receivables due to the companies. Included in interest receivable for the 6 months to 30 June 2003 is an amount of £23 million *(2002: £4 million) representing the interest receivable* by these companies, which is offset by an equivalent amount in interest payable.

4. Earnings/(loss) per Unit

The basic loss per Unit for the six months is calculated using the weighted average number of Units in issue during the period of 2,362,552,054 (2002: 2,084,247,624) and the loss for the period of £17,075,000 (2002: loss of £93,981,000). The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £79,641,000 (2002: £99,759,000) before crediting the exceptional profit of £62,566,000 in the period (2002: £5,778,000). The fully diluted loss per Unit is calculated using the fully diluted number of Units (not including Stabilisation Advances) of 2,560,026,652 (2002: 2,545,417,366) and the adjusted loss for the period of £5,494,000 (2002: loss of £80,031,985).

5. The Eurotunnel Group accounts comply with French generally accepted accounting principles ("GAAP") which differ in certain aspects from UK GAAP. The significant differences, which affect the profit before taxation and shareholders' funds and are described in detail in note 23 of the Group's full accounts for the year ended 31 December 2002, arise in the treatment of the consolidation of quasi-subsidiaries and of equity issue costs. Had the accounts been prepared under UK GAAP, the loss before tax would have increased by £1 million and shareholders' funds at 30 June 2003 would have increased by £79 million.

6. The combined interim accounts are published on the Balo and the UK Listing Authority. These interim accounts do not constitute statutory accounts within the meaning of Section 240 of the UK Companies Act 1985. The Commissaires aux Comptes and the Auditors have issued a limited review report. The comparative figures for the year ended 31 December 2002 have been derived from the Group's statutory accounts for that year, which received an unqualified report from the Group's auditors and have been delivered to the Registrar of Companies.

> Centre d'Information des Actionnaires :
BP 69, 62904 Coquelles Cedex
Tel. : 0810 627 627
E-mail : info.actionnaires@eurotunnel.com

> Registre nominatif Eurotunnel
Le registre nominatif français est tenu par le Crédit Agricole Investor Services Corporate Trust, Service aux Emetteurs, 75288 Paris Cedex 06, tél.: 01 43 23 84 24, titres-actionnaires@ca-investorservices.com . L'inscription nominative apporte plusieurs avantages tels que la gratuité de la gestion des titres, la garantie d'une information personnalisée, l'accès facilité aux assemblées générales ainsi que la possibilité de bénéficier d'avantages tarifaires (voir paragraphe suivant).

> Avantages tarifaires
Tout actionnaire détenant un minimum de 1 000 titres, inscrits depuis 3 mois sur le registre nominatif de la société, peut bénéficier d'une carte offrant une réduction de 30% sur les tarifs standards voitures pour 3 allers et retours ou 6 allers simples par an. Pour bénéficier de la carte de réduction, veuillez contacter le Centre d'Information des Actionnaires ou consultez la rubrique "Le groupe" sur www.eurotunnel.com.

> Comités consultatifs d'actionnaires
Les comités français et britannique permettent à la société de développer une relation suivie et attentive avec les actionnaires individuels. Comme chaque année, un tiers des membres du comité va être renouvelé à la fin 2003. Tout actionnaire détenant un minimum de 1 000 titres depuis plus de trois ans peut poser sa candidature sur www.eurotunnel.com ou en écrivant au Centre d'Information des Actionnaires, avant le 15 octobre 2003.

>>

www.eurotunnel.com, «Le groupe»
Centre d'Information des Actionnaires, n° azur : 0810 627 627

> Shareholder Information Centre
PO Box 302, Folkestone, Kent CT19 4QZ
Tel: 08457 697 397
E-mail: shareholder.info@eurotunnel.com

> Eurotunnel share register
For information on your shareholding, please contact Computershare Investor Services plc, Registrar for Eurotunnel plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, tel.: 0870 702 0000
e-mail: web-queries@computershare.co.uk

> Travel privileges
All registered shareholders holding a minimum of 1,000 Units in one holding for more than three months on the register are entitled to a 30% discount on Eurotunnel standard car fares for 3 return (or 6 single) journeys per year. To apply, contact the Shareholder Information Center or visit the "Company information" section on www.eurotunnel.com.

> Shareholder Consultative Committee
The annual reselection of one third of the members of the shareholder committee will take place at the end of 2003. Shareholders who have held at least 1,000 Units for over three years and who wish to be considered for selection, should apply on www.eurotunnel.com or write to the Shareholder Information Centre by 15 October 2003.

>>

www.eurotunnel.com, "Company information"
Shareholder Information Centre, tel: 08457 697 397

Eurotunnel remercie ses collaborateurs qui apparaissent sur les photographies illustrant ce rapport semestriel.
Les comptes semestriels sont disponibles sur le site internet www.eurotunnel.com ou sur demande auprès du Centre d'Information des Actionnaires au 0810 627 627.
Eurotunnel SA - Société Anonyme au capital de [illegible] euros - 334 192 408 RCS Paris
Siège social : 19, boulevard Malesherbes, 75008 Paris.

Eurotunnel would like to thank its employees [illegible] in the photographs [illegible] in this Interim Report.
Eurotunnel plc Registered Office - [illegible] High Street, Folkestone, Kent [illegible]
Registered in England and Wales No. [illegible]
The Interim Accounts are available on the internet site www.eurotunnel.com or by [illegible] to the Shareholder Information Centre 08457 697 397

[illegible]

Le saviez-vous ?

Fréquentation du réseau ferroviaire :
Le réseau ferroviaire d'Eurotunnel est l'un des plus fréquentés au monde avec la circulation d'un train en moyenne toutes **les 4 minutes.**

Parc du matériel ferroviaire :
La flotte de véhicules ferroviaires d'Eurotunnel comprend plus de **900 véhicules,** dont des locomotives, des navettes passagers, des navettes poids lourds et des véhicules rail-route.

Installations à la disposition de tous :
Eurotunnel assure entre la France et la Grande-Bretagne un service de transport unique, en offrant des conditions de voyage confortables et sans tracas. Les personnes à mobilité réduite bénéficient d'accès faciles à toutes les installations.

Rapidité de service :
Eurotunnel assure un service de transport rapide et fiable - **seulement 35 minutes** de trajet, de plate-forme à plate-forme, quelles que soient les conditions climatiques.

Transport des animaux domestiques :
Eurotunnel est leader sur le marché pour le transport des animaux domestiques. Presque **50 000 chiens et chats** ont traversé la Manche en empruntant le Tunnel.

Référence en sécurité :
Eurotunnel est l'un des réseaux ferroviaires les plus modernes au monde : une référence en matière de sécurité et de sûreté.
Tous les trains circulant sur le réseau ferroviaire d'Eurotunnel sont protégés par le système de contrôle automatique de vitesse qui permet un arrêt automatique des trains.

Busy railway:
Eurotunnel is one of the busiest railways in the world with a train crossing **every 4 minutes** on average.

Railway fleet:
Eurotunnel's fleet comprises over **900 vehicles** including locomotives, passenger and truck shuttle wagons and railroad vehicles.

Facilities for all:
Eurotunnel provides a unique service between Britain and France in terms of a smooth, hassle-free journey. For the traveller with disabilities there is easy access to all amenities.

Fast journey:
Eurotunnel offers a fast and reliable journey – **just 35 minutes** from platform to platform, whatever the weather

Pets Travel Scheme:
Eurotunnel is the market leader for pet travel - almost **50,000 dogs and cats** have crossed the Channel with Eurotunnel.

Reference in safety:
Eurotunnel is one of the most modern railways in the world - a reference in safety and security. Every train circulating on the Eurotunnel network benefits from automatic train protection which can automatically stop a train.